May 2, 2019

Patrick Herguth
Chief Executive Officer
MYnd Analytics, Inc.
26522 La Alameda
Suite 290
Mission Viejo, CA 2

       Re: MYnd Analytics, Inc.
           Form 10-K for the Year Ended September 30, 2018
           Form 10-Q for the Quarterly Period Ended December 31, 2018 File No. 001-35527

Dear Mr. Herguth:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview for the Fiscal Year Ended September 30, 2018 and 2017
Revenues, page 49

1. Please revise to provide a robust discussion explaining the specific reasons and factors contributing to material increases in neurometric services revenues and telepsychiatry services revenues during the periods presented.
 Patrick Herguth
FirstName LastNamePatrick Herguth
MYnd Analytics, Inc.
Comapany NameMYnd Analytics, Inc.
May 2, 2019
May 2, 2019 Page 2
Page 2
FirstName LastName
Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Variable Interest Entities (VIE), page 68

2. We note that during the fiscal year 2018 Arcadian Services entered into management and service agreements with four individual entities. We also note that you consolidated these variable interest entities since you are the primary beneficiary. Please tell us how you comply with the requirements to (a) present assets and liabilities of the VIEs on the face of your consolidated balance sheets pursuant to ASC 810-10-45-25 and
(b) provide other
         VIE disclosures required by ASC 810-10-50. Revise your disclosures as appropriate. In addition, please disclose the amount of retained earnings or net income of VIEs that is restricted or free of restrictions for payment of dividends as required by Rule 4-08(e)(1) of
         Regulation S-X.
6. Stockholders' Equity, page 77

3. We note your disclosure here that you issued purchase notices to Aspire Capital to purchase 1,180,000 and 884,671 common shares under the first and second purchase agreements respectively. We also note that you issued 2.5 million common shares to
         Aspire Capital for entering into the second purchase agreement. Please reconcile the shares issued to Aspire Capital disclosed here to the statement of changes in equity on page F-5 and revise your disclosures as appropriate.
Form 10-Q for the Quarterly Period Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Three Months Ended December 31, 2018 and 2017 Cost of Revenues, page 35

4. We note that the cost of revenues for neurometric services represents approximately 8%
         and 92% of neurometric services revenues for the three months ended December 31, 2018 and 2017 respectively, and approximately 50% of neurometric services revenues for the year ended September 30, 2018. Please expand your discussion to disclose the business reasons for the significant changes in cost of revenues relating to neurometric services and telepsychiatry services during the periods presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick Herguth
MYnd Analytics, Inc.
May 2, 2019
Page 3

       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNamePatrick Herguth
                                                         Division of
Corporation Finance
Comapany NameMYnd Analytics, Inc.
                                                         Office of Beverages,
Apparel and
May 2, 2019 Page 3                                       Mining
FirstName LastName